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                            July 12, 2022

       Yongchen Lu
       Chief Executive Officer
       TH International Limited
       2501 Central Plaza
       227 Huangpi North Road
       Shanghai, People   s Republic of China, 200003

                                                        Re: TH International
Limited
                                                            Amendment No. 7 to
Registration Statement on Form F-4
                                                            Filed July 5, 2022
                                                            File No. 333-259743

       Dear Mr. Lu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 1, 2022 letter.

       Amendment No. 7 to Registration Statement on Form F-4 filed July 5, 2022

       Risk Factors
       "The mutual termination of BofA Securities's engagements as a joint placement agent and financial advisor to THIL may indicate that . . . ", page 89

   1.                                                   We note your disclosure
that the "termination of BofA Securities   s engagements as a joint
                                                        placement agent and
financial advisor to THIL may indicate that it is unwilling to be associated with the
disclosure in this proxy statement/prospectus or the underlying business or financial
analysis related to the Business Combination" (emphasis added), as well as additional
instances of similar disclosure in which you discuss the termination /
                                                        resignation of BofA
Securities and UBS (for example, on pages xxii, 90, 91, 126 and
 Yongchen Lu
TH International Limited
July 12, 2022
Page 2
      128). Please remove "may indicate" in each applicable instance to instead indicate that the applicable financial advisor "is unwilling" to be associated with the disclosure or underlying analysis.
Termination of BofA Securities's Engagements, page 124

2.    We note your response to comment 1, as well as your deleted disclosure.
In your
      discussion of how "BofA Securities has declined to provide the letter . . .. ," you continue
      to refer to "disclosure with respect to THIL and Silver Crest   s
understanding that a
      number of advisory firms, including BofA Securities, are generally seeking to withdraw from pending de-SPAC transactions due to the recent rule proposals by the SEC." As you have deleted the referenced disclosure, please also delete this description of such disclosure when discussing the letter request to both BofA Securities and to UBS. Please make conforming changes in your section entitled "Termination of UBS's Engagements" on page 128, as well as in your risk factors on pages 90 and
91.
        You may contact Tatanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-
3336 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Lilyanna Peyser at 202-551-3222
with any other questions.



                                                           Sincerely,
FirstName LastNameYongchen Lu
                                                           Division of
Corporation Finance
Comapany NameTH International Limited
                                                           Office of Trade &
Services
July 12, 2022 Page 2
cc:       John Owen
FirstName LastName